Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax
Robert W. Sweet, Jr. 617 832 1160 direct RWS@foleyhoag.com

July 29, 2014

Via EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Zosano Pharma Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed July 16, 2014
File No. 333-196983

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Zosano Pharma Corporation (the “Company”) related to the above-referenced filing (the “Registration Statement”) and the Company’s pre-effective Amendment No. 4 (“Amendment No. 4”) to the Registration Statement in accordance with the Securities Act of 1933, as amended, filed today with a filing date of July 29, 2014. As a courtesy to the Staff, two copies of Amendment No. 4 will be provided under separate cover, along with two additional copies that have been marked to show the changes effected in Amendment No. 4 as compared to the Registration Statement.

Amendment No. 4 is intended to be responsive to the comments of the Staff set forth in your letter dated July 28, 2014 (the “Comment Letter”), and also reflects other changes to the Registration Statement, as indicated in the marked copies of Amendment No. 4 being provided under separate cover. As discussed this morning with Amy Reischauer of the Staff, these changes include disclosure, under Risk Factors on page 41 of Amendment No. 4 and in MD&A on page 75 of the Registration Statement, of management’s determination that the Company had a material weakness in its internal control over financial reporting as of December 31, 2013 and March 31, 2014.

ATTORNEYS AT LAW	BOSTON | WASHINGTON | PARIS | FOLEYHOAG.COM

Mr. Jeffrey P. Riedler

July 29, 2014

Set forth below are our responses, on behalf of the Company, to the Comment Letter. For your convenience, we have repeated the Staff’s comments in italic font below, with the headings and numbered paragraphs corresponding to the headings and numbered paragraphs in the Comment Letter.

On behalf of the Company, we respond to the Comment Letter as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Stock Based Compensation, page 65

1.	Staff Comment: In the tables of stock option and restricted stock awards granted, please clarify the column heading “grant date fair value per share” to indicate, if true, with respect to stock options that the amounts in this column represent the grant date fair value per option. Also, please add a column indicating the estimated fair value of the company’s stock used to arrive at the fair value of the option at each grant date.

Response: The tables noted, which appear on pages 69 and 70 of Amendment No. 4, have been revised in response to the Staff’s comment to add a column indicating the estimated fair value per share of the Company’s common stock used to arrive at the fair value per share of the stock option awards at each grant date, and to clarify the existing column heading “Grant Date Fair Value Per Share” to indicate that the amounts in this column represent the fair value per share of the stock awards at each grant date.

2.	Staff Comment: Please provide us an analysis supporting the increases in the estimated per share common stock values from your latest valuation date at December 31, 2013 to July 10, 2014 and to the estimated IPO price range used in this amendment.

Response: The Company interprets this comment as requesting that the analysis described be provided supplementally for the information of the Staff. However, after considering this comment, the Company has elected to provide disclosure of the factors supporting the increases in the estimated per share common stock values (a) from the valuation date at December 31, 2013 to the valuation at July 10, 2014 and (b) subsequently to the estimated IPO price range, in the body of MD&A at pages 73 to 74 of Amendment No. 4. We refer you to this disclosure.

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Please be advised that the Company now expects to request acceleration as of July 30, 2014. A formal acceleration request will follow later today, as discussed with Ms. Reischauer. Any help the Staff can provide in meeting this schedule will be most appreciated.

Thank you for your continued courtesy and cooperation.

Mr. Jeffrey P. Riedler

July 29, 2014

Should the Staff have any additional comments or questions, please direct them to me at (617) 832-1160 or in my absence to Jeffrey Quillen at (617) 832-1205 or Joel Needleman at (617) 832-3097.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

cc:	Mr. Vikram Lamba (Zosano Pharma Corporation)